

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2014

Via E-mail
Mr. Mark Pellicane
Chief Executive Officer
Falconridge Oil Technologies Corp.
17-120 West Beaver Creek Rd.
Richmond Hill, Ontario, Canada L4B 1L2

> **Re: Falconridge Oil Technologies Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed June 23, 2014**
> **File No. 333-191018**

Dear Mr. Pellicane:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Amendment No. 4 filed June 23, 2014

Pending Confidential Treatment Request

1.   We are in receipt of your revised confidential treatment request dated June 23, 2014. On July 3, we provided you with comments relating to the revised request, which you will need to address with your next amended Form S-1. For example, please re-file any exhibits (including exhibit 10.7) which have not been properly filed in a text-searchable format.

General

2.   With your next amendment, please provide current and updated disclosures. The following are examples of information which requires updating:

- On the prospectus cover page, you refer to trading activity from July to October 2013;
- On page 3, you refer to the percentage of shares outstanding as of September 4, 2013, the date you also use on pages 13-14 and 33, under multiple headings;
- Under "Financing Activities" on page 36, you state that your cash might be insufficient for the next 12 months;
- You suggest under "Code of Ethics" on page 45 that you have not yet adopted such a code, but you filed it as an exhibit to your amended Form 10-K last month; and
- You provide outdated or incomplete "executive compensation" disclosure on pages 46 to 47, including the tabular information and the "outstanding equity awards" at year end.

Material Contracts, page 28

3.   As part of the disclosure a page 29, you indicate that the reserves report filed as Exhibit 99.1 (the "Report") covers approximately 90% of the Company's total reserves and is based on one operating well. You also refer to a second well, not included in the Report, which is not currently performing. Please tell us and clarify your disclosure here and elsewhere on page F-15 to state whether the referenced non-performing well had any proved reserves at December 31, 2012 or if proved reserves were included in any of the periods disclosed on pages F-15 and F-28.

4.   Based on the information presented in Table 2 of the Report, it appears that the proved and probable developed oil reserves of 44 MSTB and 24 MSTB disclosed on page 29 are the gross quantities of such reserves. Please note the definitional requirements of Rule 4-10(a)(26) of Regulation S-X and the guidance in FASB ASC paragraph 932-235-50-4 requires the disclosure of your reserves as the "net quantities of an entity's interests" in such reserves. FASB ASC paragraph 932-235-50-4 goes on to clarify the "net quantities shall not include reserves relating to interests of others in properties owned by the entity." Please revise the reserves disclosure in the filing on Form S-1 to only provide the net quantities attributable to your ownership interests.

Notes to Consolidated Financial Statements

Note 10-Supplemental Information on Oil and Gas Operations (Unaudited), page F-14

5.   You disclose on page F-15 and elsewhere on page F-28 that the estimates of proved reserves, future net revenue and present values of oil and gas reserves were based on studies performed by Chapman Petroleum Engineering Ltd. ("Chapman") at February 28, 2014 and February 28, 2013, respectively. Please tell us and clarify your disclosure to state whether the estimates as of these dates were prepared by Chapman or by the Company using information derived from Champman's reserve report filed as Exhibit 99.1.

Exhibits, page II-2

6.   Please obtain and file as an exhibit the consent of Chapman Petroleum Engineering Ltd. regarding the references to the firm, the use of information contained in and the inclusion of the reserve report filed as Exhibit 99.1 in your registration statement on Form S-1.

Exhibit 5.1

7.   Please obtain and file a newly executed opinion or explain to us why it appears that the name on counsel's letterhead differs from the name with which the opinion has been signed.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                                Sincerely,

                                                /s/H. Roger Schwall

                                                H. Roger Schwall
                                                Assistant Director